Contact

www.linkedin.com/in/crvm
(LinkedIn)

Top Skills

Product Costing

Problem Solving

Employee Engagement

Languages

French (Limited Working)

Spanish (Native or Bilingual)

English (Native or Bilingual)

Certifications

Professional Licensed Engineer

Black Belt/Lean Champion

N.E.W.S. Org Navigation

International Relations and
Diplomacy

Programs and Projects Management

Honors-Awards

Top 5 Best Place to Work for Women
Professional Puerto Rico, 2017-2019

Stryker Gold Corporate Award for
Financial Performance, 2018

AON's # 1 Place to Work in Puerto
Rico, 2018

Stryker's Platinum Corporate Award
for Customer Service, 2017

Puerto Rico Industrial Executive of
Year, 2014

Publications

Book: El Circulo de Recreo de San
German, 1879-1898: asociacion de
elites o espacio rebelde y desfecto

Many essays on economic
development and history in
newspapers and journals in US and
PR

CARLOS RIVERA-VELEZ

Global Executive Leading Teams to Impactful Results | Business,
Industry and Ops Strategist | Entrepreneurship | Economic
Development | Investments | Emerging Technologies | Power and
Propulsion | Bioscience | Ph.D. | PE
United States

Summary

Prominent Executive with a formidable history of end-to-end
experience in General Management, International Business
Development, Operations, Manufacturing, Innovation, Product
Development and Launch, Business Excellence, Team Selection
and People Development, and Change Management, at Fortune 100
companies and startups.

Recognized as a positive leader, proactively communicating with
stakeholders and team members to targeting the best strategies
that create value and distinction. Highly praised for continually
implementing creative initiatives and strategic alignments that result
in the generation of revenue and the reduction of inefficiencies. A
savvy and collaborative leader with the ability to drive solid results
and exceed expectations with industrious enthusiasm. Demonstrated
exceptional skills at developing trust-based relationships with
colleagues while effectively coordinating performance, developing
creative solutions, and driving business in complex environments.

Areas of Expertise
• High Performance Teams
• Revenue Growth, Sales, Marketing
• PMO & Programs Management
• Efficiency/Productivity Enhancements
• Risk Management/BCPs
• Sites Selection/M & As
• Strategic Partnerships & Alliances
• Complex Systems Implementations
• Culture and Change Management
• Lean Six Sigma Methodologies
• Global Supply Chains/Manufacturing
• Strategic and Tactical Planning

- International Government Affairs
- Teams Integrator/Boards Governance
- Process/Transactional Automation
- P&L Ownership
- Product Development/Tech Transfer
- Process Design and Implementation
- R&D/Innovation/ Entrepreneurship
- Economic Development
- Private Sector Diplomacy

Experience

Antilles Power
President and Managing Partner
July 2024 - Present (1 year 6 months)
Caribbean

Multinational company headquartered in Puerto Rico with 25 years of leadership in the market providing power and propulsion solutions to industry, business, government, and the naval and marine fields. Official regional representative of prestigious brands like Rolls Royce, and many others.

Smartweave Inc
Co-Founder and Operations Global Lead
July 2023 - Present (2 years 6 months)
United States

Smartweave is a deep science biotech company doing broad innovative personalized medical solutions by applying breakthrough technologies through bioconvergence, including applied AI and digital twins.

The Foundation Global Group
Chairman of the Board
April 2020 - Present (5 years 9 months)
Caribbean

Establish and advance the vision for this multi-national startup company, defining the overall strategy from launch to scale, including long-term goals, strategic planning, new product development, and operational performance. Provide mentorship, technical support, and innovative solutions to advance organizational effectiveness, emerging technology adoption, and manufacturing site selection and performance streamlining. Develop and implement scalable and efficient strategies to ensure both consistent results and exponential growth. Empower teams towards autonomous delivery, while exercising appropriate balance of control. Business development, job creation, site selections, and investments attraction for international governments , local and multinational companies, startups, and other private entities.

Collores Water Products LLC
Co-Founder, Vice President Board of Directors
April 2020 - Present (5 years 9 months)
Juana Diaz, Puerto Rico

Collores Water Products extracts and bottles the top natural alkaline water in Puerto Rico, two times recognized in Europe as one of the top waters in the World. Our portfolio is extensive, from bulk, bottled consumption, to bottled premium natural water for the gourmet industry. We serve the local and international markets.

Stryker
Sr. Director Stryker LATAM Operations
June 2016 - March 2020 (3 years 10 months)
Caribbean and Mexico

Leader for Stryker's Operations in Puerto Rico and Mexico manufacturing medical devices, instruments, and medical gowns.

Edwards Lifesciences
Vicepresident & General Manager
2009 - June 2016 (7 years)

Leader for the hemodynamic monitoring manufacturing operations in Puerto Rico and the medical balloon manufacturing operations in Irvine California. Customer end (sterilization and shipping) responsibility for the Dominican Republic Operation. Reporting to Group President.

Johnson & Johnson
Director of Operations/Engineering/Tech Services
2005 - 2009 (4 years)
Puerto Rico

Multi-role leader in the manufacturing of drug eluding stents, combination medical devices.

Advanced Medical Optics
Engineering Manager, Plant Manager, Dir Strategic Planing, Dir Ops, Dir Sustaining Engineering
January 1991 - June 2005 (14 years 6 months)

Puerto Rico and Santa Ana, CA

Multiple roles of increasing responsibility. Main achievements: • 25% cost reduction multi-site campus transformation; solid portfolio of new products introduced; implemented a high performance and accountability culture.

Education

Wharton School, University of Pennsylvania

Masters Business and Technology Management, Management & Technology · (2000 - 2002)

Centro de Estudios Avanzados de Puerto Rico y El Caribe

Doctor of Philosophy , History · (2013 - 2016)

The Wharton School

Executive Development Program , Business Administration and Management, General · (1998 - 1998)

University of Puerto Rico-Mayaguez

Computer/Electrical Engineering, Engineering · (1980 - 1985)